UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 5, 2011

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02   Results of Operations and Financial Condition.

On May 5, 2011, EOG Resources, Inc. issued a press release announcing first quarter 2011 financial and operational results and second quarter and full year 2011 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   Regulation FD Disclosure.

Accompanying the press release announcing first quarter 2011 financial and operational results attached hereto as Exhibit 99.1 is second quarter and full year 2011 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated May 5, 2011 (including the accompanying second quarter and full year 2011 forecast and benchmark commodity pricing information).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: May 5, 2011   By: /s/ TIMOTHY K. DRIGGERS
                                            Timothy K. Driggers
                                            Vice President and Chief Financial Officer
                                            (Principal Financial Officer and Duly Authorized
                                            Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated May 5, 2011 (including the accompanying
              second quarter and full year 2011 forecast and benchmark commodity pricing
              information).

EXHIBIT 99.1



EOG Resources, Inc.   P.O. Box 4362   Houston, TX 77210-4362

News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)
Elizabeth M. Ivers
(713) 651-7132

Media
K Leonard
(713) 571-3870

EOG Resources Reports First Quarter 2011 Results

- Reports 14 Percent Year-Over-Year Total Company Production Growth
- Delivers 47 Percent Total Company Crude Oil, Condensate and Natural Gas Liquids Production Growth Over First Quarter 2010
- Increases United States Crude Oil Volumes by 50 Percent Year-Over-Year
- Drills Successful New Eagle Ford Fault Block Well Reaffirming Consistent Results from 120-Mile Acreage Stake
- Raises Confidence Level in Niobrara Crude Oil Play
- Announces New Powder River Basin Play
- Completes Second High-Rate Bradford County Marcellus Natural Gas Well
- On Track to Sell Approximately $1 Billion of Assets in 2011

FOR IMMEDIATE RELEASE: Thursday, May 5, 2011

HOUSTON – EOG Resources, Inc. (EOG) today reported first quarter 2011 net income of $134.0 million, or $0.52 per share. This compares to first quarter 2010 net income of $118.0 million, or $0.46 per share.

Consistent with some analysts' practice of matching cash flow realizations to settlement months, and making certain other adjustments in order to exclude one-time items, adjusted non-GAAP net income for the quarter was $177.0 million, or $0.68 per share. Adjusted non-GAAP net income for the first quarter 2010 was $117.8 million, or $0.46 per share. The results for the first quarter 2011 included a $30.3 million, net of tax ($0.12 per share) impairment of certain non-core United States natural gas assets, gains on property dispositions, net of tax, of $45.9 million ($0.18 per share) and a previously disclosed non-cash net loss of $66.7 million ($42.7 million after tax, or $0.16 per share) on the mark-to-market of financial commodity contracts. During the quarter, the net cash inflow related to financial commodity contracts was $24.9 million ($15.9 million after tax, or $0.06 per share). (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income to GAAP net income.)

"EOG's strategic shift to a product mix more heavily weighted to crude oil and natural gas liquids is paying off," said Mark G. Papa, Chairman and Chief Executive Officer. "During the first quarter, EOG benefited from producing greater liquids volumes and rising crude oil prices."

Operational Highlights

Total company production increased 14 percent as compared to the first quarter 2010. EOG delivered 47 percent total company crude oil, condensate and natural gas liquids production growth compared to the first quarter 2010. The growth was driven by a 50 percent rise in United States crude oil production and a 49 percent increase in total United States crude oil, condensate and natural gas liquids production.

Crude Oil and Liquids Activity

Crude oil and condensate production growth was led by the North Dakota Bakken and the South Texas Eagle Ford, two remarkably consistent horizontal oil plays, in which EOG continues to be the largest crude oil producer.

EOG's first quarter drilling and completion operations were largely unaffected by weather conditions in North Dakota where a number of Bakken wells were brought to sales. Drilled with a 12,000-foot lateral, the Liberty LR 19-23H had a peak initial production rate of 1,282 barrels of oil per day (Bopd) with 793 thousand cubic feet per day (Mcfd) of rich natural gas, gross. This well's offset, the Liberty LR 14-23H, had a peak initial gross production rate of 1,124 Bopd with 580 Mcfd of rich natural gas. EOG has 88 and 86 percent working interest in the wells, respectively. The Liberty 10-36H and Ross 27-2728H, in which EOG has 94 and 70 percent working interest, respectively, had gross initial production rates of 1,716 and 1,038 Bopd, respectively. The Bear Den 4-20H, drilled in McKenzie County, southwest of EOG's Parshall Field, began sales in March at an initial peak rate of 2,116 Bopd with 2.5 million cubic feet per day (MMcfd) of rich natural gas, gross. EOG has 90 percent working interest in the well.

Across its 120-mile South Texas Eagle Ford position in the crude oil window, EOG brought a number of highly productive wells to sales during the first quarter. In Karnes County, near the center of EOG's acreage, the Beynon Unit #2H and #3H wells began initial sales at rates of 1,747 and 1,100 Bopd with 1.4 and 0.7 MMcfd of rich natural gas, respectively. Also in Karnes County, the Dullnig Unit #5H and Joseph #3H began production at 1,353 and 1,317 Bopd, respectively, with 1.2 MMcfd of rich natural gas for both wells. On the southwest part of EOG's acreage in La Salle County, the Naylor Jones Unit 95#1H and A#1H were completed to sales at 790 and 955 Bopd with 0.8 and 1.3 MMcfd of rich natural gas, respectively. On the northeast part of EOG's acreage in Gonzales County, the HFS #3H and #5H began production at 1,345 and 1,620 Bopd with 0.8 and 1.3 MMcfd of rich natural gas, respectively.

Also in the Eagle Ford, EOG drilled its most northeastern well to date in a previously untested fault block in Gonzales County. The Hill Unit #2H was completed to sales at 1,233 Bopd with 685 Mcfd of rich natural gas. EOG has 100 percent working interest in these nine Eagle Ford wells.

"Every single well we've drilled across our 120-mile Eagle Ford position that runs from southwest La Salle County to northeast Gonzales County is productive. That's a success rate of 100 percent," Papa said. "With 520,000 net acres, EOG holds the largest position of any operator in the crude oil window of this resource play, which according to industry studies, represents one of the most significant oil discoveries in the lower 48 during the last 40 years."

Following the application of improved completion techniques in the Niobrara formation in the Denver-Julesburg Basin in northeast Colorado, new production data shows strong, consistent results.

"With an increased number of producing wells, EOG has gained a better understanding of the formation's geology. Our confidence level in the Niobrara has moved from cautious to optimistic," Papa said.

Three recent Niobrara wells support this view. The Fox Creek 3-35H drilled in January began production at 553 Bopd. Four miles to the southeast, the Jersey 12-25H well began sales at 404 Bopd with 300 Mcfd. The Bessie 9-11H was completed to sales at 432 Bopd. EOG has 100 percent working interest in these wells. To date, EOG has concentrated its activity on its 80,000 net acre Hereford Ranch Field in Weld County, Colorado, with a three-rig program. EOG plans to test its remaining 140,000 net acres in the Niobrara later this year.

In the Wyoming Powder River Basin, EOG announced drilling results from a new horizontal sandstone play. Currently operating a one-rig program, EOG has drilled and completed eight wells to date with a 100 percent success rate. EOG has 75 percent working interest in the Crossbow 7-06H well, with a 30-day average production rate of 275 Bopd with 100 barrels per day of natural gas liquids and 2 MMcfd of natural gas. EOG has 138,000 net acres in the Powder River Basin where it plans to test multiple intervals over the course of 2011 and 2012.

Despite the impact of freezing weather, EOG posted favorable drilling results from the Fort Worth Barnett Shale Combo, where it is operating an 11-rig program. During the first quarter, EOG further increased its position in the core area to 185,000 net acres which encompasses southwest Cooke and southern Montague Counties. The Stephenson Unit #3H and #4H in Cooke County had initial gross production rates of 498 and 631 Bopd with 1,534 and 688 Mcfd of rich natural gas, respectively. EOG has 96 percent working interest in these wells. Also in Cooke County, the Priddy A Unit #6 slant and Priddy #4H horizontal began production at 1,162 and 830 Bopd with 626 and 501 Mcfd of rich natural gas, respectively. In western Montague County, the Rosa Unit #2H and Shockley Unit #1H were completed to sales at 468 and 416 Bopd with 779 and 272 Mcfd of rich natural gas, respectively. EOG has 100 percent working interest in these wells.

In the West Texas Permian Basin Wolfcamp Shale, EOG has drilled and completed six horizontal wells to date proving up 44,000 of its 120,000 total net acre position. EOG reported strong production results from a number of horizontal wells. The University 40-1402H and 38-0701H in Crockett County had initial 30-day averages of 390 and 230 Bopd with 600 and 440 Mcfd of natural gas, respectively. EOG has 96 and 75 percent working interest in the wells, respectively. In Irion County, the University 43-1001H and Munson 2701H, in which EOG has 75 and 85 percent working interest, posted average 30-day production rates of 440 and 330 Bopd with 400 and 700 Mcfd of natural gas, respectively. Also in the Permian Basin, EOG continued to achieve drilling success in its Leonard Play during the first quarter.

"We are excited about the production results from our first horizontal Wolfcamp wells," Papa said. "EOG will be drilling on our remaining 76,000 net acres over the course of the year."

EOG's first quarter crude oil production in Canada increased 47 percent over the same period last year with further development of the Manitoba Waskada Field, where it drilled 47 wells.

"These positive results across the board are a direct reflection of our shift in portfolio mix to a greater focus on crude oil and liquids that began more than four years ago," Papa said. "We are now in execution mode on a number of these large-scale plays, developing them with efficient programs and applying technology to maximize these resources."

EOG's total company full-year 2011 crude oil and condensate production growth forecast of approximately 55 percent remains unchanged despite significant second quarter weather-related operational issues in the North Dakota Bakken and Manitoba Waskada areas.

Natural Gas Activity

In the United States, natural gas production increased 9 percent over the same prior year period. EOG posted strong operational results from its Marcellus and Haynesville/Bossier Shale core natural gas horizontal resource plays, where it is employing drilling capital this year. In Bradford County, Pennsylvania, EOG completed the Guinan 2H. Using new completion technology, the well flowed at an initial rate of 9 MMcfd. This is the second consecutive high-rate well that EOG has brought to sales from this 100 percent working interest 50,000 net acre block.

Capital Structure

During the first quarter, total cash proceeds from sales of acreage, producing natural gas properties and midstream assets were approximately $260 million. An additional $387 million of cash proceeds from asset dispositions was received subsequent to the first quarter. On March 7, 2011, EOG received $1.39 billion of net proceeds from a public offering of its common stock. At March 31, 2011, EOG's total debt outstanding was $5,225 million for a debt-to-total capitalization ratio of 31 percent. Taking into account cash on the balance sheet of $1,668 million at the end of the quarter, EOG's net debt was $3,557 million for a net debt-to-total capitalization ratio of 23 percent. Based on current commodity prices, proceeds from the March common stock offering and the expected sale during 2011 of approximately $1.0 billion of assets, EOG has the potential to be cash flow neutral for the year. EOG is targeting a net debt-to-total capitalization ratio of 30 percent or less at both year-end 2011 and 2012. (Please refer to the attached tables for the reconciliation of net debt (non-GAAP) to current and long-term debt (GAAP) and the reconciliation of net debt-to-total capitalization ratio (non-GAAP) to debt-to-total capitalization ratio (GAAP).)

To secure a portion of cash flows to fund its active capital expenditure program during 2011 and 2012, EOG has in place financial price swap commodity contracts for both crude oil and natural gas. For the period May 1 through December 31, 2011, EOG has 29,241 barrels per day (Bbld) of crude oil financial price swap contracts in place at a weighted average price of $96.67 per barrel. For the full-year 2012, EOG has 9,000 Bbld of crude oil financial price swap contracts in place at a weighted average price of $107.12 per barrel. For the period June 1 through December 31, 2011, EOG has 650,000 million British thermal units per day (MMbtud) of natural gas financial price swap contracts in place at a weighted average price of $4.90 per million British thermal units (MMbtu), excluding unexercised swaptions. For the full-year 2012, EOG has 525,000 MMbtud of natural gas financial price swap contracts in place at a weighted average price of $5.44 per MMbtu, excluding unexercised swaptions.

"EOG's first quarter results demonstrate that our consistent game plan is working," Papa said. "Without entering into dilutive joint ventures, we continue to grow our North American liquids production at high reinvestment rates of return, while making the necessary investments to retain our key natural gas horizontal resource acreage and maintaining low net debt levels."

Conference Call Scheduled for May 6, 2011

EOG's first quarter 2011 results conference call will be available via live audio webcast at 8 a.m. Central time (9 a.m. Eastern time) on Friday, May 6, 2011. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through May 20, 2011.

EOG Resources, Inc. is one of the largest independent (non-integrated) crude oil and natural gas companies in the United States with proved reserves in the United States, Canada, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "goal," "may," "will" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production or generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known and unknown risks, events or circumstances that may be outside EOG's control. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in prices for, and demand for, crude oil, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG can optimize reserve recovery and economically develop its plays utilizing horizontal and vertical drilling and advanced completion technologies;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, and to produce reserves and achieve anticipated production levels from, its existing and future crude oil and natural gas exploration and development projects, given the risks and uncertainties inherent in drilling, completing and operating crude oil and natural gas wells and the potential for interruptions of development and production, whether involuntary or intentional as a result of market or other conditions;
- the extent to which EOG is successful in its efforts to market its crude oil, natural gas and related commodity production;
- the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way;
- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations, environmental laws and regulations relating to air emissions, waste disposal and hydraulic fracturing and laws and regulations imposing conditions and restrictions on drilling and completion operations;
- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services;

- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation of production, gathering, processing, compression and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- political developments around the world, including in the areas in which EOG operates;
- the timing and impact of liquefied natural gas imports;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities;
- acts of war and terrorism and responses to these acts; and
- the other factors described under Item 1A, "Risk Factors", on pages 14 through 20 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

Effective January 1, 2010, the United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). As noted above, statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Net Operating Revenues	$ 1,897.1	$ 1,370.7
Net Income	$ 134.0	$ 118.0
Net Income Per Share		
Basic	$ 0.52	$ 0.47
Diluted	$ 0.52	$ 0.46
Average Number of Shares Outstanding		
Basic	255.2	250.4
Diluted	258.8	253.9

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands, except per share data)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Net Operating Revenues		
Crude Oil and Condensate	$ 757,362	$ 406,163
Natural Gas Liquids	148,727	103,026
Natural Gas	583,919	676,982
(Losses) Gains on Mark-to-Market Commodity Derivative Contracts	(66,746)	7,803
Gathering, Processing and Marketing	395,583	171,943
Gains (Losses) on Property Dispositions, Net	71,742	(676)
Other, Net	6,519	5,452
Total	1,897,106	1,370,693
Operating Expenses		
Lease and Well	215,089	165,992
Transportation Costs	97,633	88,711
Gathering and Processing Costs	19,196	15,661
Exploration Costs	50,909	51,197
Dry Hole Costs	22,951	23,077
Impairments	89,328	69,595
Marketing Costs	385,409	168,764
Depreciation, Depletion and Amortization	568,226	431,906
General and Administrative	70,037	60,423
Taxes Other Than Income	105,877	75,465
Total	1,624,655	1,150,791
Operating Income	272,451	219,902
Other Income, Net	3,604	2,683
Income Before Interest Expense and Income Taxes	276,055	222,585
Interest Expense, Net	50,333	25,428
Income Before Income Taxes	225,722	197,157
Income Tax Provision	91,749	79,142
Net Income	$ 133,973	$ 118,015
Dividends Declared per Common Share	$ 0.160	$ 0.155

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Three Months Ended March 31,	
	2011	**2010**
Wellhead Volumes and Prices		
Crude Oil and Condensate Volumes (MBbld) [(A)]		
United States	81.4	54.1
Canada	8.5	5.8
Trinidad	4.4	3.8
Other International [(B)]	0.1	0.1
Total	94.4	63.8
Average Crude Oil and Condensate Prices ($/Bbl) [(C)]		
United States	$ 88.00	$ 73.29
Canada	84.24	73.27
Trinidad	86.84	66.45
Other International [(B)]	85.57	71.37
Composite	87.61	72.87
Natural Gas Liquids Volumes (MBbld) [(A)]		
United States	34.5	23.7
Canada	0.9	0.9
Total	35.4	24.6
Average Natural Gas Liquids Prices ($/Bbl) [(C)]		
United States	$ 46.63	$ 46.64
Canada	47.11	45.78
Composite	46.65	46.61
Natural Gas Volumes (MMcfd) [(A)]		
United States	1,134	1,043
Canada	143	211
Trinidad	385	351
Other International [(B)]	14	16
Total	1,676	1,621
Average Natural Gas Prices ($/Mcf) [(C)]		
United States	$ 4.10	$ 5.24
Canada	3.67	5.22
Trinidad	3.20	2.51
Other International [(B)]	5.63	4.28
Composite	3.87	4.64
Crude Oil Equivalent Volumes (MBoed) [(D)]		
United States	304.9	251.6
Canada	33.2	41.8
Trinidad	68.6	62.3
Other International [(B)]	2.4	2.8
Total	409.1	358.5
Total MMBoe [(D)]	36.8	32.3

(A) Thousand barrels per day or million cubic feet per day, as applicable.
(B) Other International includes EOG's United Kingdom and China operations.
(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments.
(D) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, natural gas liquids and natural gas. Crude oil equivalents are determined using the ratio of 1.0 barrel of crude oil and condensate or natural gas liquids to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	March 31, 2011	December 31, 2010
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 1,668,285	$ 788,853
Accounts Receivable, Net	1,228,549	1,113,279
Inventories	481,826	415,792
Assets from Price Risk Management Activities	45,498	48,153
Income Taxes Receivable	30,546	54,916
Deferred Income Taxes	28,072	9,260
Other	114,827	97,193
Total	3,597,603	2,527,446
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	30,526,397	29,263,809
Other Property, Plant and Equipment	1,863,061	1,733,073
Total Property, Plant and Equipment	32,389,458	30,996,882
Less: Accumulated Depreciation, Depletion and Amortization	(12,748,006)	(12,315,982)
Total Property, Plant and Equipment, Net	19,641,452	18,680,900
Other Assets	306,467	415,887
Total Assets	$ 23,545,522	$ 21,624,233
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 1,838,959	$ 1,664,944
Accrued Taxes Payable	136,897	82,168
Dividends Payable	40,247	38,962
Liabilities from Price Risk Management Activities	105,231	28,339
Deferred Income Taxes	7,944	41,703
Current Portion of Long-Term Debt	220,000	220,000
Other	150,913	143,983
Total	2,500,191	2,220,099
Long-Term Debt	5,004,725	5,003,341
Other Liabilities	680,754	667,455
Deferred Income Taxes	3,571,473	3,501,706
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and 268,540,507 Shares Issued at March 31, 2011 and 254,223,521 Shares Issued at December 31, 2010	202,685	202,542
Additional Paid In Capital	2,148,476	729,992
Accumulated Other Comprehensive Income	485,464	440,071
Retained Earnings	8,963,475	8,870,179
Common Stock Held in Treasury, 121,135 Shares at March 31, 2011 and 146,186 Shares at December 31, 2010	(11,721)	(11,152)
Total Stockholders' Equity	11,788,379	10,231,632
Total Liabilities and Stockholders' Equity	$ 23,545,522	$ 21,624,233

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Three Months Ended March 31,	
	2011	**2010**
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 133,973	$ 118,015
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	568,226	431,906
Impairments	89,328	69,595
Stock-Based Compensation Expenses	27,430	22,494
Deferred Income Taxes	31,290	36,695
(Gains) Losses on Property Dispositions, Net	(71,742)	676
Other, Net	2,523	(953)
Dry Hole Costs	22,951	23,077
Mark-to-Market Commodity Derivative Contracts		
Total Losses (Gains)	66,746	(7,803)
Realized Gains	24,937	22,960
Other, Net	6,219	2,505
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(113,855)	(95,770)
Inventories	(67,733)	(53,312)
Accounts Payable	165,497	147,632
Accrued Taxes Payable	79,748	(3,790)
Other Assets	(18,656)	(13,494)
Other Liabilities	8,621	(5,554)
Changes in Components of Working Capital Associated with Investing and Financing Activities	1,985	(74,592)
Net Cash Provided by Operating Activities	957,488	620,287
Investing Cash Flows		
Additions to Oil and Gas Properties	(1,527,854)	(1,063,390)
Additions to Other Property, Plant and Equipment	(159,794)	(61,483)
Proceeds from Sales of Assets	260,107	3,766
Changes in Components of Working Capital Associated with Investing Activities	(206)	74,322
Other, Net	-	7,107
Net Cash Used in Investing Activities	(1,427,747)	(1,039,678)
Financing Cash Flows		
Common Stock Sold	1,388,211	-
Dividends Paid	(39,003)	(36,289)
Treasury Stock Purchased	(14,981)	(5,347)
Proceeds from Stock Options Exercised	17,363	5,277
Other, Net	(1,779)	270
Net Cash Provided by (Used In) Financing Activities	1,349,811	(36,089)
Effect of Exchange Rate Changes on Cash	(120)	(187)
Increase (Decrease) in Cash and Cash Equivalents	879,432	(455,667)
Cash and Cash Equivalents at Beginning of Period	788,853	685,751
Cash and Cash Equivalents at End of Period	$ 1,668,285	$ 230,084

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME (NON-GAAP)
TO NET INCOME (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month periods ended March 31, 2011 and 2010 reported Net Income (GAAP) to reflect actual net cash realized from financial commodity price transactions by eliminating the unrealized mark-to-market losses (gains) from these transactions, to add back impairment charges related to certain of EOG's United States (U.S.) natural gas assets in the first quarter of 2011, to eliminate the gains on natural gas property dispositions primarily in the U.S. in the first quarter of 2011, and to eliminate the change in the first quarter of 2010 in the estimated fair value of a contingent consideration liability related to EOG's previously disclosed acquisition of Haynesville and Bossier Shale unproved acreage. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude one-time items. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended March 31,	
	2011	2010
Reported Net Income (GAAP)	$ 133,973	$ 118,015
Mark-to-Market (MTM) Commodity Derivative Contracts Impact		
Total Losses (Gains)	66,746	(7,803)
Realized Gains	24,937	22,960
Subtotal	91,683	15,157
After-Tax MTM Impact	58,640	9,704
Add: Impairment of Certain U.S. Natural Gas Assets, Net of Tax	30,283	-
Less: Gains on Property Dispositions, Net of Tax	(45,886)	-
Less: Change in Fair Value of Contingent Consideration Liability, Net of Tax	-	(9,933)
Adjusted Net Income (Non-GAAP)	$ 177,010	$ 117,786
Net Income Per Share (GAAP)		
Basic	$ 0.52	$ 0.47
Diluted	$ 0.52	$ 0.46
Adjusted Net Income Per Share (Non-GAAP)		
Basic	$ 0.69	$ 0.47
Diluted	$ 0.68	$ 0.46
Average Number of Shares		
Basic	255,200	250,370
Diluted	258,819	253,869

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW (NON-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month periods ended March 31, 2011 and 2010 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended March 31,	
	2011	2010
Net Cash Provided by Operating Activities (GAAP)	$ 957,488	$ 620,287
Adjustments		
Exploration Costs (excluding Stock-Based Compensation Expenses)	44,767	45,683
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	113,855	95,770
Inventories	67,733	53,312
Accounts Payable	(165,497)	(147,632)
Accrued Taxes Payable	(79,748)	3,790
Other Assets	18,656	13,494
Other Liabilities	(8,621)	5,554
Changes in Components of Working Capital Associated with Investing and Financing Activities	(1,985)	74,592
Discretionary Cash Flow (Non-GAAP)	$ 946,648	$ 764,850

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF NET DEBT (NON-GAAP) AND TOTAL
CAPITALIZATION (NON-GAAP) AS USED IN THE CALCULATION OF
THE NET DEBT-TO-TOTAL CAPITALIZATION RATIO (NON-GAAP)
TO CURRENT AND LONG-TERM DEBT (GAAP) AND TOTAL CAPITALIZATION (GAAP)
(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	March 31, 2011
Total Stockholders' Equity - (a)	$ 11,788
Current and Long-Term Debt - (b)	5,225
Less: Cash	(1,668)
Net Debt (Non-GAAP) - (c)	3,557
Total Capitalization (GAAP) - (a) + (b)	$ 17,013
Total Capitalization (Non-GAAP) - (a) + (c)	$ 15,345
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	31%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**23%**

EOG RESOURCES, INC.
 SECOND QUARTER AND FULL YEAR 2011 FORECAST AND BENCHMARK COMMODITY PRICING

(a) Second Quarter and Full Year 2011 Forecast

The forecast items for the second quarter and full year 2011 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. This forecast replaces and supersedes any previously issued guidance or forecast.

(b) Benchmark Commodity Pricing

EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

	ESTIMATED RANGES					
	(Unaudited)					
	2Q 2011			Full Year 2011		
Daily Production						
Crude Oil and Condensate Volumes (MBbld)						
United States	85.2	-	93.2	94.2	-	114.2
Canada	7.6	-	8.6	7.0	-	9.5
Trinidad	3.4	-	4.0	2.5	-	4.1
Total	96.2	-	105.8	103.7	-	127.8
Natural Gas Liquids Volumes (MBbld)						
United States	35.0	-	39.0	34.8	-	44.8
Canada	0.4	-	0.8	0.7	-	0.9
Total	35.4	-	39.8	35.5	-	45.7
Natural Gas Volumes (MMcfd)						
United States	1,080	-	1,112	1,116	-	1,154
Canada	113	-	137	106	-	140
Trinidad	316	-	348	316	-	340
Other International	10	-	14	12	-	16
Total	1,519	-	1,611	1,550	-	1,650
Crude Oil Equivalent Volumes (MBoed)						
United States	300.2	-	317.5	315.0	-	351.3
Canada	26.8	-	32.2	25.4	-	33.7
Trinidad	56.1	-	62.0	55.2	-	60.8
Other International	1.7	-	2.3	2.0	-	2.7
Total	384.8	-	414.0	397.6	-	448.5

	ESTIMATED RANGES (Unaudited)				
	2Q 2011			Full Year 2011	
Operating Costs					
Unit Costs ($/Boe)					
Lease and Well	$ 5.55	- $ 6.27		$ 5.56	- $ 6.04
Transportation Costs	$ 3.00	- $ 3.36		$ 2.88	- $ 3.24
Depreciation, Depletion and Amortization	$ 15.54	- $ 16.62		$ 15.50	- $ 16.52
Expenses ($MM)					
Exploration, Dry Hole and Impairment	$ 135.0	- $ 165.0		$ 515.0	- $ 560.0
General and Administrative	$ 73.0	- $ 80.0		$ 313.0	- $ 333.0
Gathering and Processing	$ 16.5	- $ 20.5		$ 68.0	- $ 85.0
Capitalized Interest	$ 13.0	- $ 17.0		$ 51.0	- $ 70.0
Net Interest	$ 48.1	- $ 53.1		$ 190.0	- $ 210.0
Taxes Other Than Income (% of Revenue)	5.9% -	7.1%		6.0% -	7.0%
Income Taxes					
Effective Rate	35% -	50%		35% -	45%
Current Taxes ($MM)	$ 90	- $ 105		$ 310	- $ 330
Capital Expenditures ($MM) - FY 2011 (Excluding Acquisitions)					
Exploration and Development, Excluding Facilities				$ 5,350	- $ 5,450
Exploration and Development Facilities				$ 550	- $ 600
Gathering, Processing and Other				$ 500	- $ 550
Pricing - (Refer to *Benchmark Commodity Pricing* in text)					
Crude Oil and Condensate ($/Bbl)					
Differentials					
United States - below WTI	$ 6.00	- $ 8.50		$ 5.45	- $ 7.45
Canada - below WTI	$ 7.00	- $ 8.00		$ 7.50	- $ 8.50
Trinidad - below WTI	$ 8.15	- $ 12.15		$ 8.00	- $ 12.75
Natural Gas ($/Mcf)					
Differentials					
United States - below NYMEX Henry Hub	$ 0.06	- $ 0.14		$ 0.03	- $ 0.15
Canada - below NYMEX Henry Hub	$ 0.41	- $ 0.56		$ 0.44	- $ 0.55
Realizations					
Trinidad	$ 2.75	- $ 3.25		$ 2.55	- $ 3.15
Other International	$ 5.48	- $ 6.20		$ 5.50	- $ 6.20

Definitions

$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
Mboed	Thousand barrels of oil equivalent per day
MMcfd	Million cubic feet per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate